FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
-OR-
☐         TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 001-32997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNUM HUNTER RESOURCES CORPORATION
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

INDEX TO FINANCIAL STATEMENTS
page
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedules
Schedule H, line 4a, Schedule of Delinquent Participant Contributions - Year Ended December 31, 2013	16
Schedule H, line 4i, Schedule of Assets (Held at End of Year) December 31, 2013	17
Index to Exhibits	19

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Plan Trustee
Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, schedule of assets (held at end of the year) as of December 31, 2013 and schedule of delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Dallas, Texas
October 15, 2014

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Gary C. Evans, Plan Trustee
Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ CF & Co., LLP
Dallas, Texas
October 15, 2013

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS
Investments, at fair value:
Mutual funds	$4,587,971	$2,601,911
Magnum Hunter common stock	2,947,451	829,860
Self-directed brokerage, excluding Magnum Hunter common stock	620,626	428,476
Total investments, at fair value	8,156,048	3,860,247

Receivables:
Employer contribution receivable	1,631,700	1,192,105
Participant contribution receivable	89,086	104,454
Notes receivable from participants	15,285	15,294
Total Assets	9,892,119	5,172,100

LIABILITIES
Due to broker for securities purchased	5	45,603
Total Liabilities	5	45,603

Net assets available for benefits	$9,892,114	$5,126,497

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2013	2012
Additions
Investment income:
Net realized and unrealized gains on investments	$1,646,824	$79,506
Interest and dividends	203,929	69,042
Total investment income	1,850,753	148,548

Contributions:
Participants	1,644,095	1,235,115
Employer match	1,631,700	1,192,105
Rollover and other	53,782	63,833
Total contributions	3,329,577	2,491,053
Total additions	5,180,330	2,639,601

Deductions
Forfeitures	21,858	—
Benefits paid to participants	392,855	99,562
Total deductions	414,713	99,562

Net increase	4,765,617	2,540,039
Net assets available for benefits, beginning of year	5,126,497	2,586,458
Net assets available for benefits, end of year	$9,892,114	$5,126,497

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

Plan Description

The following description of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. The Plan is sponsored by Magnum Hunter Resources Corporation (“Magnum Hunter” or the "Company" or "Employer" ). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established effective October 1, 2010 as a defined contribution plan covering employees of the Company who are twenty-one years of age or older and have completed one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company serves as the Plan Administrator. The record keeper for the Plan is July Business Services. Plan assets are held by the Trustee, Wilmington Trust Retirement and Institutional Services Company.

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death. The Plan includes an employee stock ownership feature that is intended to allow participants to share in the growth of the Company and obtain indirect ownership interest in the Company. Employees are eligible to participate in the Plan on the first day of the calendar month following attainment of age 21 and completion of one month of employment.

Contributions

Participants may contribute up to the maximum allowable Internal Revenue Service ("IRS") plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as amended (the "Code") as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation or a participant may make a Roth contribution which is taxed differently than the pre-tax deferral.

The Plan contains an automatic enrollment feature applicable to participants once a participant meets certain eligibility requirements. Under these provisions, those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%. In practice, the Company has attempted to obtain the participants' express written election to participate or not participate in salary deferrals under the Plan. Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Discretionary contributions are made at the end of the plan year by the Company and may take the form of increased matching contributions or profit-sharing contributions. Discretionary matching contributions are intended to provide an incentive to participate, as the Company can match a portion of each participant’s elective salary deferral. Discretionary profit sharing contributions allow the Company to make discretionary contributions to all eligible employees, regardless of whether the employees make elective salary deferrals. Discretionary matching contributions may be made in such amounts as the Company shall determine, subject to certain requirements, including that the discretionary matching contributions (1) may not increase as the amount of an employee's elective deferral increases, (2) may not be made with respect to elective deferrals that exceed 6% of the employee's compensation, and (3) may not exceed 4% of the employee's compensation.

Beginning January 1, 2011, the Company began making Qualified Automatic Safe Harbor, as defined in ERISA, matching contributions in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation. At the discretion of the Magnum Hunter Board of Directors (the “Board”), the Company may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. On September 5, 2013, the Board approved a discretionary matching contribution for 2012 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2012 in the form of shares of common stock of the Company. On August 7, 2014, the Board approved

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

a discretionary matching contribution for 2013 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2013 in the form of shares of common stock of the Company. The Plan recorded Employer contributions receivable of $1,631,700 and $1,192,105 as of December 31, 2013 and 2012, respectively, related to the Qualified Automatic Safe Harbor matching contribution and discretionary matching contribution for each year. See "Note 6 - Transactions with Parties in Interest".

At the discretion of the Board of Directors, the Company may also elect to contribute a discretionary contribution to the Plan either as profit sharing contributions or as Employee Stock Ownership Plan (ESOP) contributions. If the Company makes such a contribution, it will be allocated among participants based on the ratio that the compensation of each participant bears to the compensation of all participants. The Board did not elect any discretionary profit sharing or ESOP contributions for 2013 or 2012.

Participant Accounts

Each participant's account is credited with the participant's elective contributions, Employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2011, vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2 years	—%
2 years or more	100%

Vesting in the Company contribution accounts consisting of discretionary contributions and discretionary matching contributions plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 1 years	—%
1	40%
2	60%
3	80%
4 or more	100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

Notes Receivable from Participants

Generally, participants may not borrow from their accounts or withdraw any portion of their accounts prior to severance from employment. The Plan has notes receivable from some participants who had an account balance in a previous plan.

Benefit Payments

Participants withdrawing during the year for reasons of disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of lump sum or roll over distributions. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited (refer to discussion below on forfeitures).

Distributions of plan benefits in the 401(k) portion of the Plan are generally made in cash. Participant’s benefits under the ESOP portion of the Plan may be distributed in shares of Company common stock or in cash. If the participant has a self-directed brokerage account, the participant may elect whether benefits are distributed in cash or brokerage transfer. Shares of Company

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

common stock may be distributed in a different year than cash held in the participant’s account.

Forfeitures

All forfeitures are used to fund Plan expenses, to correct allocation errors, or to offset Company contributions that would otherwise be made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits (the "financial statements") and related notes are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. See "Note 8 - Fair Value Measurements". Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains or loss on the sale of investments are calculated based on the difference between the proceeds received upon the sale of investments and the average cost basis. Unrealized appreciation or depreciation in fair value of investments represents the increase or decrease in fair value during the year.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company.

Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits. At December 31, 2013 and 2012, there were no amounts allocated to participants who have withdrawn from the Plan.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Some administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan expenses paid on behalf of the Plan by the Company were immaterial for the years ended December 31, 2013 and 2012.

Notes Receivable from Participants

Participant loans are recorded at the unpaid principal balance plus any accrued but unpaid interest.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

Income Taxes

The Plan applied for and received a favorable determination letter from the Internal Revenue Service dated September 13, 2013. Accordingly, the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The 2012 and 2011 tax years are open for income tax examination.

Recently Issued Accounting Pronouncements

There are no new accounting pronouncements that have been adopted or not yet adopted in these financial statements.

NOTE 3 - INVESTMENTS

Participants may direct their 401(k) salary deferrals and Employer contributions to be invested into any of the twenty-one investment funds offered by the Plan, as well as the self-directed brokerage account where investment decisions are directed by employees.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at December 31:

	December 31,
Description	2013	2012
Magnum Hunter common stock (1)	$2,947,451	$829,860
Invesco Van Kampen Equity and Income Fund R	934,744	530,614
Federated Kaufmann Large Cap Fund R	514,386	283,193
________________________________
(1) Represents 403,208 and 199,055 shares of common stock at December 31, 2013 and 2012, respectively

No individual investment, excluding Magnum Hunter common stock, within the self-directed brokerage exceeded 5% of the Plan's net assets available for benefits at December 31, 2013. Common stock of the Company represented approximately 29.8% of net assets available for benefits at December 31, 2013 compared to 16.2% of net assets available for benefits at December 31, 2012.

The following table presents the composition of the Plan's net realized and unrealized gains (losses) on investments during the years ended December 31, 2013 and 2012:

	For the Year Ended December 31,
	2013	2012
Net realized and unrealized gains (losses) on investments
Mutual Funds and other	$574,027	$159,128
Magnum Hunter common stock	1,072,797	(79,622)
Net realized and unrealized gains (losses) on investments	$1,646,824	$79,506

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 4 - RISKS AND UNCERTAINTIES

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest-rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company common stock.

NOTE 5 - FORFEITURES

The Plan had balances of $22,227 and $323 in the forfeitures account at December 31, 2013 and 2012, respectively.

NOTE 6 - TRANSACTIONS WITH PARTIES IN INTEREST

Participants have the option to invest their salary deferrals into the Company's common stock only through brokerage accounts established under the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

Prior to the effective date of the Plan, 153,300 shares of Magnum Hunter common stock were mistakenly titled in the name of the Plan.  The shares were subsequently reflected as a loan of securities with a payable back to Magnum Hunter.  At December 31, 2011, the payable was $826,287, which represented the fair market value of the shares.

On August 13, 2012, the Company and the Trustee agreed to rescind the loan of the 153,300 shares and the corresponding payable.  The common shares were returned to the Company. At that time, the Company agreed that 153,300 shares of the Company’s common stock will either be (i) offered for sale to the participants in the Plan at a price not to exceed the lesser of $3.94 per shares or the quoted market value of the shares on the date of the sale, or (ii) contributed to the Plan as one or more discretionary matching contributions.

On September 5, 2013, the Board approved a discretionary matching contribution for 2012 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2012 in the form of common stock of the Company. On September 13, 2013, the Company contributed 221,170 newly issued common shares with a fair value of $1,192,105 to the Plan as the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2012.

On August 7, 2014, the Board approved a discretionary matching contribution for 2013 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2013 in the form of common stock of the Company. On September 3, 2014, Magnum Hunter contributed 245,296 shares of common stock with a fair value of $1,609,141 to the Plan, and on October 7, 2014, Magnum Hunter contributed 4,235 shares of common stock with a fair value of $22,615 to the Plan, for total contributions of $1,631,756.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

NOTE 8 - FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis and discloses the fair value of its financial assets. The Plan defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date. In accordance with GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different valuation techniques or assumptions to determine fair value of financial instruments could result in different fair value measurements as of December 31, 2013 and 2012. Further, the fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2013 Using
	Fair Value as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$2,947,451	$2,947,451	$—	$—
Mutual funds:
Emerging Markets Equity	323,856	323,856	—	—
Global Fixed Income	12,087	12,087	—	—
International Equity	200,471	200,471	—	—
Money Market	275,190	275,190	—	—
Multi Strategy	1,972,617	1,972,617	—	—
US Equity	1,570,775	1,570,775	—	—
US Fixed Income	232,975	232,975	—	—
Self-directed brokerage:
Mutual funds	315,738	315,738	—	—
Magnum Hunter common stock	65,278	65,278	—	—
Magnum Hunter preferred stock	76,240	—	76,240	—
Common stocks	132,511	132,511	—	—
Corporate bonds	30,859	—	30,859	—
Total investments, at fair value	$8,156,048	$8,048,949	$107,099	$—

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

		Fair Value Measurements at December 31, 2012 Using
	Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$794,229	$794,229	$—	$—
Mutual funds:
Emerging Markets Equity	220,180	220,180	—	—
Global Fixed Income	5,201	5,201	—	—
International Equity	119,224	119,224	—	—
Money Market	187,433	187,433	—	—
Multi Strategy	1,071,554	1,071,554	—	—
US Equity	832,196	832,196	—	—
US Fixed Income	166,123	166,123	—	—
Self-directed brokerage:
Mutual funds	257,784	257,784	—	—
Magnum Hunter common stock	35,631	35,631	—	—
Magnum Hunter preferred stock	67,580	—	67,580	—
Common stocks	70,807	70,807	—	—
Corporate bonds	32,305	—	32,305	—
Total investments, at fair value	$3,860,247	$3,760,362	$99,885	$—

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. Magnum Hunter preferred stock was transferred from Level 1 to Level 2 as of December 31, 2012 because there is not an active market for the security. There were no other transfers between levels for the years ended December 31, 2013 and 2012.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Mutual funds are measured at fair value with a market approach using December 31, 2013 and 2012 net asset values of the shares held by the Plan at year-end. Magnum Hunter common stock is exchange traded and measured at fair value with a market approach using the December 31, 2013 and 2012 closing price. Self-directed brokerage is measured at fair value with a market approach using the December 31, 2013 and 2012 net asset values or closing price of the investments at year-end.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 9 - RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2014:

	As of December 31,
	2013	2012
Net assets available for benefits per the financial statements	$9,892,114	$5,126,497
Forfeitures	21,858	—
Other adjustments	(93)	—
Net assets available for benefits per the Form 5500	$9,913,879	$5,126,497

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2014:

For the Year Ended December 31, 2013
Net increase in net assets available for benefits per the financial statements	$4,765,617
Forfeitures	21,858
Other adjustments	(93)
Net increase in net assets available for benefits per the Form 5500	$4,787,382

NOTE 10 - DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2013, the Company failed to transmit certain participant contributions to the Plan in the amount of $68,342 within the time periods prescribed by the Department of Labor Regulation 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company transmitted the delinquent participant contributions to the Plan during 2013 and will reimburse the Plan for lost earnings of approximately $50 in the fourth quarter of 2014.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Plan Sponsor EIN: 86-0879278, Plan No. 001
Form 5500, Schedule H, Line 4a, Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2001-51

$68,342	(1)	$—	$68,342	$—	$—
________________________________
(1) During 2013, the Company failed to transmit certain participant contributions to the Plan in the amount of $68,342 within the time periods prescribed by the Department of Labor Regulation 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company transmitted the delinquent participant contributions to the Plan during 2013 and will reimburse the Plan for lost earnings of approximately $50 in the fourth quarter of 2014.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Plan Sponsor EIN: 86-0879278, Plan No. 001
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of Investment	Current Value
Common Stock
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation common stock	$2,947,451
Mutual Funds
Blackrock	Blackrock Pacific R	323,856
Pimco	Pimco Global Advantage Strategy Bd R	12,087
Invesco	Invesco European Growth R	174,073
Thornburg	Thornburg International Value R5	26,398
Invesco	Invesco Money Market Cash Reserves	275,190
Calamos	Calamos Growth & Income R	21,577
Invesco	Invesco Van Kampen Equity and Income R	934,744
American Funds	American Funds 2015 Target Date Retirement Fund R1	67,803
American Funds	American Funds 2020 Target Date Retirement Fund R1	235,498
American Funds	American Funds 2025 Target Date Retirement Fund R1	207,448
American Funds	American Funds 2030 Target Date Retirement Fund R1	143,113
American Funds	American Funds 2035 Target Date Retirement Fund R1	95,413
American Funds	American Funds 2040 Target Date Retirement Fund R1	75,676
American Funds	American Funds 2045 Target Date Retirement Fund R1	152,279
American Funds	American Funds 2050 Target Date Retirement Fund R1	39,066
Allianz	Allianz RCM Mid-Cap R	21,442
Allianz	Allianz NFJ Dividend Value R	340,715
Columbia	Columbia Seligman Comms & Info R	18,048
Federated	Federated Equity Income Fund Inc R	7,471
Federated	Federated Kaufmann Large Cap R	514,386
Goldman Sachs	Goldman Sachs Small/Mid Cap Growth R	232,619
Munder	Munder Index 500 R	69,494
Perkins	Perkins Mid Cap Value R	29,098
Royce	Royce Premier R	6,108
Victory	Victory Small Company Opportunity R	331,394
Delaware	Delaware Core Plus Bond R	225,275
Eaton Vance	Eaton Vance Government Obligations R	7,700
Self-directed brokerage
Various	Mutual funds	315,738
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation common stock	65,278
* Magnum Hunter Resources Corporation	Magnum Hunter Resources Corporation preferred stock	76,240
Various	Common stocks	132,511
Various	Corporate bonds	30,859
Participant loans
* Participants	Notes receivable from participants (interest rate 4.5%)	15,285
Total		$8,171,333

* Party in interest
Cost data is omitted as all investments are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee appointed by the Board of Directors of Magnum Hunter Resources Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2014                MAGNUM HUNTER RESOURCES                                             CORPORATION 401(k) EMPLOYEE STOCK                                         OWNERSHIP PLAN

By:     /s/ Gary C. Evans
Gary C. Evans, Trustee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm - CF & Co., LLP